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June 28, 2005	39583.00010

VIA EDGAR AND COURIER

Russell Mancuso, Esq.
Jay Mumford, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DDi Corp. Registration Statement on Form S-3, File No. 333-125345 Annual Report on Form 10-K for the year ended December 31, 2004

Dear Messrs. Mancuso and Mumford:

On behalf of DDi Corp. (the “Company”), I am submitting the response of the Company to the comments conveyed by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff comment letter, dated June 14, 2005 (the “Comment Letter”). This letter is submitted in connection with Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-125345) (the “Amendment”). The Amendment has been marked to show changes from the original Form S-3 filed with the Commission on May 27, 2005.

For ease of reference, we have set forth the Staff’s comments together with the responses of the Company.

General

1.	In your Form 10-Q for the quarterly period ending March 31, 2005 you describe defaults upon senior securities under Part II, Item 3. Because of this event, it does not appear that you meet the eligibility requirements to use Form S-3. Please provide a detailed legal analysis of eligibility to use Form S-3 or amend the filing using an appropriate form for this offering.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

Response

I.	Overview.

Notwithstanding the “event” described in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2005 (the “Form 10-Q”) under Part II, Item 3, the Company is eligible to use Form S-3 because (a) the event disclosed was not a payment default; (b) any non-payment of amounts due under the DDi Europe credit facilities did not involve non-payment of an installment or installments on indebtedness; and (c) the event disclosed in the Form 10-Q was not material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole.

In order to understand our legal analysis, a brief summary of facts relating to the placement of DDi Europe into administration is necessary.

II.	Factual Background

In November 2004, the Company disclosed in its quarterly report on Form 10-Q for the quarter ended September 30, 2004, that its wholly-owned subsidiary, DDi Europe Limited (“DDi Europe”) remained constrained with respect to liquidity. DDi Europe had a separate debt facility with the Bank of Scotland (“BOS”) which consisted of £14.3 million (U.S. $25.7 million) in term loans and a working capital facility which had a maximum borrowing limit of £10.0 million (U.S. $18.0 million). Any amounts drawn on the working capital facility were payable upon demand by BOS. In addition to the maximum borrowing limit, BOS stated its desire that DDi Europe not draw down more than £7.4 million (U.S. $13.3 million) on the working capital facility. As of October 31, 2004, DDi Europe had drawn substantially all of the available amounts under the term loan portion of the credit facility and £7.2 million (U.S. $ 13.1 million) on the working capital portion of the credit facility.

The Company also disclosed in its Form 10-Q for the quarter ended September 30, 2004, that it had retained an investment banking firm to perform a valuation of DDi Europe. The Board of Directors also retained the services of another investment banking firm to consider alternatives regarding DDi Europe.

After obtaining the valuation, reviewing its alternatives and consulting its advisors, in November 2004, the Board of Directors of the Company concluded that no further investment by the Company in support of its European subsidiaries was justified. The Company disclosed that to the extent that DDi Europe is unable to generate cash sufficient to fund its operations or restructure its credit facilities

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

with BOS, DDi Europe must seek alternative funding sources or take steps to restructure its operations. At the time, the Company was of the view that absent a restructuring of the DDi Europe debt, it was prepared to discontinue the business.

In an effort to restructure the DDi Europe debt, the Company proposed to BOS a plan of restructuring (involving no additional pledge of capital). As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on February 14, 2005 (the “Form 8-K”), the Company attempted to negotiate with BOS a restructuring of the senior credit facilities of DDi Europe that would provide adequate liquidity for that business to operate profitably. Among the proposals the Company was advocating was a proposal pursuant to which certain businesses of DDi Europe would either be placed into administration or be sold to a third party, with the proceeds of such sale being applied to the outstanding indebtedness under the DDi Europe credit facilities. Despite these efforts, the Company was unable to reach a satisfactory consensual agreement to restructure the terms of, or obtain a further extension of credit under, the DDi Europe credit facilities.

Concurrently, the advisor to BOS proposed an alternative plan that was designed to remove DDi Europe from the Company’s control. Under this plan, DDi Europe and certain of its subsidiaries would be placed in administration by DDi Europe and its directors and a third party administrator appointed in order to effectuate its sale, while certain other operating subsidiaries would be transferred to a new holding company owned and operated in part by the former DDi Europe management and their consultants.

After considering both restructuring plans, BOS chose the plan proposed by its advisor which included the participation of DDi Europe’s management. In order to put this plan into effect, as disclosed in the Form 8-K and in the Form 10-Q , on February 8, 2005, BOS made written demands upon DDi Europe and certain of its operating subsidiaries for immediate repayment of all amounts outstanding under the DDi Europe credit facilities, including the revolving portion of the credit facilities which under its terms was payable on demand. In response to these payment demands, DDi Europe and certain of its subsidiaries filed a Notice of Appointment of an Administrator by Company or Directors, Form 2.9B, seeking the consensual appointment of Adrian John Wolsterholme and Gorpal Singh Jonal of Kroll Limited as administrators of DDi Europe and certain of its affiliates. Upon the appointment of the administrators, claims against DDi Europe and the other entities placed in administration were subject to a moratorium or stay precluding commencement of any prosecution, enforcement, repossession or other proceedings or legal process absent leave of court.

It should be noted that at the time of the demand by BOS, DDi Europe was current on its debt service, had never failed to make regular interest or principal payments in a timely fashion and was not in default under the DDi Europe credit facilities. Further, it is not uncommon for a company and its directors to coordinate the initiation of an administration as this procedure was introduced into the Insolvency Act to provide prospectively insolvent debtors breathing space to compromise with creditors and, when appropriate, to dispose of assets on a more favorable basis than would be achieved in liquidation.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

Put another way, the demand for repayment and the subsequent act of placing DDi Europe into administration were merely the means by which DDi Europe and BOS implemented a restructuring plan that consensually utilized the administration proceedings.

The administrators were appointed on February 9, 2005, and that day sold DDi Technologies Limited, DDi Tewkesbury Limited and DDi International, each operating subsidiaries of DDi Europe to the eXception Group Ltd., a newly-formed U.K. corporation owned, in part, by former DDi Europe management (the “eXception Group”) for up to £21.5 million (approximately U.S. $39.8 million) of which £20.1 million was the initial sale consideration. The purchase price was determined by the administrators. The eXception Group secured a separate credit facility from BOS to finance the purchase price for these companies.

The administrators applied the proceeds from the sale of DDi Technologies Limited, DDi Tewkesbury Limited and DDi International to the outstanding indebtedness of DDi Europe and its subsidiaries under the DDi Europe credit facilities, which totaled £21.5 million, (approximately U.S. $39.8 million), leaving approximately £1.4 million (approximately U.S. $2.6 million) outstanding under the DDi Europe credit facilities. The administrators will seek the sale or other disposition of the remaining assets of DDi Europe and its subsidiaries still subject to administration, including the businesses of the remaining operating subsidiaries of DDi Europe not transferred to eXception. The proceeds from the disposition of the remaining assets will be applied to satisfy the remaining £1.4 million outstanding under the DDi Europe credit facilities. To the extent that the net proceeds of such assets is less than £1.4 million, the eXception Group will pay any deficiency.

The Company began to treat DDi Europe as a discontinued operation during the fiscal year ended December 31, 2004 (“Fiscal 2004”). The Company’s decision to discontinue support for DDi Europe was disclosed in the Company’s Annual Report on Form 10-K for Fiscal 2004 (the “Form 10-K”) and DDi Europe was accounted for as a discontinued operation is the Company’s audited financial statements included in the 10-K. The disposition of DDi Europe was completed during the first quarter of fiscal 2005 and resulted in a non-cash gain on disposition of $11.1 million. See Note 12 to the Notes to Consolidated Financial Statements in Part I, Item 1 of the Form 10-Q.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

III.	Analysis

Eligibility Requirement I.A.5. states in pertinent part that in order to be eligible to use Form S-3, “neither the registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: . . . (b) defaulted (i) on any installment or installments on indebtedness for borrowed money . . ., which defaults in the aggregate are material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.”

A.	The act of placing DDi Europe into administration did not constitute a payment default.

The events disclosed in the Form 8-K and under Item 3 of the Form 10-Q did not constitute a “[default] on any installment or installments on indebtedness for borrowed money” under the express terms of the DDi Europe credit facilities. Those facilities provide that an event of default for non-payment occurs if the borrower fails to make a payment within three days of the due date for such payment. In this case, BOS made demand for payment on February 8, 2005. Under the terms of the DDi Europe credit facilities, a payment default would not occur until February 11, 2005. However, within 24 hours of the demand, on February 9, 2005, administrators were appointed for DDi Europe, which effectively suspended BOS’s claims while its assets were managed for the benefit of DDi Europe’s creditors and shareholders. While the appointment of administrators for DDi Europe constituted an independent event of default, any payment obligations of DDi Europe in response to the February 8, 2005 demand or any subsequent demand (which was never made) would have been precluded by the appointment of the administrators and would not constitute a new default for purposes of General Instruction I.A.5. See SEC Telephone Interpretations Manual, H.39.

B.	No default of an installment payment occurred.

Eligibility for use of Form S-3 is affected only by a default with respect to an installment payment on indebtedness for borrowed money. In the Company’s case, the demand issued by BOS arose not from DDi Europe’s failure to make periodic debt service payments – DDi Europe had consistently maintained its debt service in a timely manner – but rather from BOS’s desire to implement its own restructuring plan. Because the DDi Europe credit facilities included a demand feature, BOS could have called the amounts outstanding on the revolving

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

facility at any time and for any reason. BOS chose to make the demand as the culmination of a plan that it and its advisors had orchestrated.

By definition, an installment payment is a payment on indebtedness that is repaid with a fixed number of periodic, equal-sized payments, as opposed to a demand loan, which is repayable on demand (i.e., without prior notice), rather than on a specific date. Under General Instruction I.A.5, it is an issuer’s failure to make regular, periodic payments when due that affects Form S-3 eligibility. This is evident from the types of payment defaults that affect Form S-3 eligibility – dividend payments on preferred stock, sinking fund installments on preferred stock, lease payments and installment payments on indebtedness – all of which are regular, periodic, recurring obligations. In contrast, a default with respect to an irregular or one-time obligation – such as an optional redemption with respect to preferred stock – does not affect Form S-3 eligibility. Similarly, the failure to make a timely payments with respect to a demand obligation does not affect Form S-3 eligibility. The payments at issue became due under the terms of the DDi Europe credit facilities as a result of the payment demand on February 8, 2005. They were not installment payments. Since the payment in question was a payment on a demand obligation, any default with respect to such indebtedness would not affect Form S-3 eligibility.

C.	The events relating to DDi Europe were not material to the financial position of DDi Corp. and its consolidated and unconsolidated subsidiaries, taken as a whole.

The events involving DDi Europe were not defaults that were “material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.” In November 2004, the Company’s Board of Directors concluded that the valuation of DDi Europe did not justify any further investment by the Company in support of its European subsidiaries. Accordingly, the Company began treating DDi Europe as a discontinued operation during the Fiscal 2004. In accordance with SFAS No. 144, the results of operations presented in the Company’s audited consolidated financial statements for Fiscal 2004 have been presented to reflect DDi Europe as a discontinued operation. As a discontinued operation, revenues, expenses and cash flows of DDi Europe have been aggregated and reclassified separately from the respective captions of continuing operations in the Consolidated Statements of Operations and Consolidated Statements of Cash Flows. The assets and liabilities of DDi Europe have been aggregated and classified as held for disposal under current and non-current assets, and current and non-current liabilities, respectively. In other words, by the time DDi Europe was placed in administration, the Company had already determined that it would account for DDi Europe as a discontinued

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

operation, which was reflected in the audited financial statements of the Company’s Annual Report on Form 10-K.

Since the events relating to DDi Europe related to a discontinued operation, such events were not material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole. In fact, the Company derived a financial benefit as a result of the disposition of DDi Europe. In the first quarter of 2005, the Company recognized a gain of $11.1 million, and wrote off the entire amount of indebtedness (approximately U.S. $41 million) under the DDi Europe credit facilities. In addition, the discontinuance of DDi Europe enabled the Company to reduce its net loss from consolidated operations for Fiscal 2004 by $20.7 million. News of the event had little apparent effect on the Company’s common stock price (which rose slightly after the announcement and continued inching upward for 30 days thereafter) and was well received by common shareholders who commented on the event to senior management.

Moreover, after applying the proceeds from the sale of assets to the eXception Group, the amount of any non-payment of indebtedness by DDi Europe was not material to the Company. As described above, the administrators applied the proceeds from the sale of DDi Technologies Limited, DDi Tewkesbury Limited and DDi International (approximately U.S. $38.4 million) to the outstanding indebtedness of DDi Europe and its subsidiaries under the DDi Europe credit facilities, leaving only approximately U.S. $2.6 million outstanding under the DDi Europe credit facilities as of February 9, 2005. This represented only 1.7% of the Company’s total liabilities as of December 31, 2004. Accordingly, the Company has determined that after giving effect to the contemporaneous sale of the DDi Europe subsidiaries by the administrators, any non-payment under the DDi Europe credit facilities would not be “material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.”

D.	The disclosure standard relating to a “default” under Part II, Item 3 of Form 10-Q is different from the eligibility standard under Form S-3.

In assessing its eligibility for use of Form S-3, the Company considered the effect of its disclosure under Part II, Item 3 of the Form 10-Q on its eligibility to use Form S-3. The Company noted, however, that the disclosure standard of Part II, Item 3 of Form 10-Q is different from the standard under Eligibility Requirement I.A.5. of Form S-3. Part II, Item 3 of Form 10-Q requires disclosure not only of payment defaults, but also of “any other material default not cured within 30 days.” Under the terms of the DDi Europe credit facilities, the appointment of the administrators for DDi Europe constituted an event of default. In addition,

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

disclosure is required by Form 10-Q if the default is a “material default,” whereas in order to affect Form S-3 eligibility, a default must be “material to the financial position of the registrant and its consolidated and unconsolidated subsidiaries, taken as a whole.” The Company concluded that the events surrounding DDi Europe may have been material with respect to the DDi Europe credit facilities, even though they were not material to the financial condition of the Company and its subsidiaries taken as a whole. Accordingly, even though the events relating to DDi Europe did not constitute a material default on an installment payment that would affect the Company’s eligibility to use Form S-3, the Company elected to disclose the events under Part II, Item 3 of the Form 10-Q in the interest of providing complete disclosure of the events.

E.	Conclusion.

Notwithstanding the “event” described in the Form 10-Q under Part II, Item 3, for the reasons discussed above, the Company meets the eligibility requirements to use Form S-3.

Incorporation by Reference, page 38

Form 10-K for the year ended December 31, 2004

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Fresh-Start Accounting, page 16

2.	In light of your significant fresh-start goodwill and intangible assets, please tell us and revise future filings to disclose whether your actual results of operations are consistent with those projected in your fresh start valuation.

Response

The Company confirms to the Staff that its actual results of operations for its North American operations for the year ended December 31, 2004, the first full year period since its emergence from bankruptcy in December 2003, have been consistent with those projected in its fresh start valuation for such period.

The fresh-start reorganization equity value of the Company, from which fresh-start goodwill and intangible asset balances were derived, was $95 million. The primary valuation methodologies considered in establishing the fresh-start equity value included market/market cycles, discounted cash flows and comparable

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

transaction approaches. The principal financial indicator used for the market/market cycle and comparable transaction approaches was EBITDA (earnings before interest, taxes, depreciation and amortization), as adjusted to exclude certain of the Company’s restructuring and other significant charges. The primary forecasted components of the discounted cash flow analysis were revenue, the EBITDA (as adjusted) associated with such revenue, and certain components of cash flows before financing activities (primarily changes in working capital and capital expenditures). The information used as the basis of the forecasts was as of November 30, 2003.

With respect to the projections used in establishing the equity valuation, the Company forecast the results for its North American and European operations separately. The goodwill associated with DDi Europe was deemed to have been fully-impaired as of September 30, 2004, based upon the results of a business valuation conducted in the fourth quarter 2004.

Given the limited demand visibility inherent in the Company’s business model, multi-year forecasts, such as those used for forming the basis of the business valuation, are based largely upon the business climate at the time, the industry outlook, management’s assessments of the Company’s prospects, and other highly subjective factors. Accordingly, variations from such forecasts often result from unforeseen changes in end-market demand and other business trends. For the year ended December 31, 2004, the first full year forecast period used in the business valuations described above, the actual North American revenues and EBITDA, as adjusted, were each within approximately 10% of forecast. Management believes that such variances from the 2004 forecast are reasonable in light of the uncertainties inherent in the business and that the significant underlying assumptions used in the valuation methodologies continue to support the reasonableness of the projections used therein. There can be no guarantee that the results of future years will approximate the applicable forecast results, for the reasons described above.

The Company supplementally confirms to the Staff that disclosure similar to the foregoing will be included in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Quarterly Financial Information – Page 26

3.	In future filings please include all the disclosures required by Item 302 of Regulation S-K.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

Response

The Company confirms to the Staff that the Company will include all the disclosures required by Item 302 of Regulation S-K in its future filings under the Exchange Act.

Financial Statements

Consolidated Statements of Operations, page F-5

4.	In future filings please break-out the material components of “Interest expense and other expense, net” on the face of the Consolidated Statements of Operations or in a footnote. Please note that interest income and interest expense should be stated as separate line items on the face of the Consolidated Statements of Operations. Additionally, items representing more than one percent of total interest income should be stated as separate line items. Refer to Rules 5-03 and 9-04 of Regulation S-X.

Response

The following table provides a detail of the components of “Interest expense and other expense, net” as it would appear on the face of the Consolidated Statements of Operations or in a footnote to the December 31, 2004 Form 10-K. Because interest expense represents over 95% of the total line item for each year, the Company did not break-out the other components into separate line items. The Company notes that Rule 9-04 and the one percent criteria referenced in the comment relates to bank holding companies; however, the Company will continue to evaluate the components of “Interest expense and other expense, net” and at such a time that any component other than interest expense is material, the Company will reflect that component into a separate line item on the face of the Consolidated Statements of Operations or in a footnote. For fiscal years 2002 – 2004, the category “other expense, net” reflects non-operational costs such as foreign exchange and losses on disposal of assets, the greatest of which does not comprise a material percentage of the total amount listed below.

	Year Ended December 31,
	2002	2003	2004
Interest income	$(908)	$(238)	$(52)
Interest expense	20,756	16,741	7,413
Other expense, net	75	601	276

Interest expense and other expense, (net)	$19,923	$17,104	$7,637

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-14

5.	We note the general criteria you apply for product revenue recognition purposes. We also see on page 6 that you sell products through “electronic manufacturing service companies”. Please revise future filings to disclose the terms of sales and revenue recognition through electronic manufacturing service companies. Refer to SAB 104 and SFAS 48 as necessary.

Response

The Company recognizes revenue when there is persuasive evidence of an arrangement with the customer which states a fixed and determinable sales price and terms, delivery of the product has occurred in accordance with the terms of the sale, collectability of the sale is reasonably assured, returns are reasonably estimable and there are no remaining obligations. Customers in the electronic manufacturing service industry purchase the Company’s products and services under the same terms and conditions as its customers in other industries. The Company does not provide a warranty of fitness for a particular purpose and merchantability as part of its terms; any such arrangements would be between its electronic manufacturing service industry customers and their customers nor is payment contingent upon sell through. The Company also notes that it provides a right of return only for defective product; thus, SFAS 48 is not applicable to the Company. A warranty as to defective product is provided and estimated at the time of sale. See response to comment 6 below.

6.	Revise future filings to describe the nature, terms and extent of post shipment obligations and customer acceptance protocols. Tell us how these matters are considered in your revenue practices and show us that your application is appropriate under SAB 104. To the extent these considerations vary based on product, market or other factor, please be specific.

Response

The Company proposes to revise its revenue recognition footnote in future filings as follows in response to the Staff’s comment:

Revenue Recognition - The Company derives its revenue primarily from the sale of printed circuit boards using customer supplied engineering and design plans, and other value-added services, and recognizes revenues when

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss has transferred, and collectability is reasonably assured—when products are shipped to the customer. The Company does not have customer acceptance provisions, but it does provide its customers a limited right of return for defective printed circuit boards. The Company records warranty expense at the time revenue is recognized and maintains a warranty accrual for the estimated future warranty obligation based upon the relationship between historical sales volumes and anticipated costs. Factors that affect our warranty liability include the number of units sold, historical and anticipated rates of warranty claims and the estimated cost of repair. The Company assesses the adequacy of the warranty accrual each quarter. To date, actual warranty claims and costs have been in line with management’s estimates.

As documented in the above revised footnote, the Company recognizes revenue when the various criteria specified in SAB 104 are satisfied—specifically, when:

a. Persuasive evidence of an arrangement exists – written confirmation of quantity and price and timing are obtained from the customer (i.e., a purchase order) prior to revenue recognition;

b. Delivery has occurred or services have been rendered – the Company obtains proof of shipment prior to revenue recognition;

c. The seller’s price to the buyer is fixed or determinable — written confirmation of quantity and price and timing are obtained from the customer (i.e. purchase order); and

d. Collectability is reasonably assured – the Company establishes and monitors credit limits on its customers.

Note 4 – Fresh-Start Accounting, page F-24

7.	We note that you recorded goodwill of $99.8 million and other intangibles of $24.9 upon the adoption of fresh start accounting. Tell us and expand future filings, in the footnotes and in management’s discussion and analysis of financial condition and results of operations, to disclose the significant assumptions used to determine the $95 million reorganization value, the intangible assets value and related goodwill. Please expand to describe in more detail disclosures about

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

estimated revenues, operating expenses and cash flows and the discount rates and other significant assumptions applied. Describe assumptions about anticipated conditions that are expected to be different from current conditions and your recent operating history.

Response

The Company confirms to the Staff that the Company will disclose, in the notes to the financial statements and in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its future filings under the Exchange Act, the significant assumptions used to determine the $95 million reorganization value, the intangible assets value and related goodwill, more detailed disclosures about estimated revenues, operating expenses and cash flows and the discount rates and other significant assumptions applied, including assumptions about anticipated conditions that are expected to be different from current conditions and the Company’s recent operating history.

The deemed reorganization value of $95 million was based upon the results of several valuation methodologies, which indicated the estimated equity value to be in the range of $75 million to $95 million. The primary valuation methodologies considered in establishing the fresh-start equity value included market/market cycles, discounted cash flows and comparable transaction approaches. The principal financial indicator used for the market/market cycle and comparable transaction approaches was EBITDA (earnings before interest, taxes, depreciation and amortization), as adjusted to exclude certain of the Company’s restructuring and other significant charges.

Underlying each of the aforementioned valuation methodologies were assumptions regarding future revenues and operating margins. Based upon all information available at the time of the valuation (which was prepared as of November 30, 2003), management assessed that the industry in which the Company operates appeared to be in the early stages of a slight upturn, and forecast organic revenue growth rates reflective of such assumption. Operating margins on the revenue base were anticipated to be reflective of historic results, plus the expected contribution from the predicted growth in revenues. The primary forecasted components of the discounted cash flow analysis (“DCF”) were revenue, the EBITDA (as adjusted) associated with such revenue and certain components of cash flows before financing activities (primarily changes in working capital and capital expenditures). The range of discount rates contemplated by the valuation was 17% — 23%, with approximately 20% used in the DCF representing an estimated weighted average cost of capital for the Company’s North American operations.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

For the year ended December 31, 2004, the first full year forecast period used in the business valuations described above, the actual North American revenues and EBITDA (as adjusted to exclude certain of the Company’s restructuring and other significant charges) were each within 10% of forecast. Management believes that such variances from the 2004 forecast are reasonable in light of the uncertainties inherent in the business and that the significant underlying assumptions used in the valuation methodologies continue to support the reasonableness of the projections used therein.

As described in note 4 to the Company’s consolidated financial statements as of and for the year ended December 31, 2004, entitled “Fresh Start Accounting”, the Company elected to use $95 million as the fresh-start equity value from the range of estimates values because this amount was most representative of the Company’s reorganization equity value in light of the Company’s market capitalization subsequent to its emergence from Chapter 11. Specifically, the market capitalization of the Company upon its emergence from Chapter 11 in December 2003 and through the first quarter 2004 was typically in excess of the $95 million high-end of the range of estimated fresh-start equity values. The Company’s management believes that changes in market value during the latter part of 2004 and 2005 to date were indicative of: (i) volatility in the trading price of the Company’s stock and (ii) the liquidity of the Company in light of its current capital structure.

The fair value of goodwill and other intangibles in the application of fresh-start accounting was established in accordance with SOP 90-7, which requires an allocation of the reorganization value in conformity with procedures specified by SFAS No. 141, Business Combinations, which, in turn, requires that assets be recorded at their fair value and liabilities be recorded at the present value of the amounts to be paid. The Company reviewed all categories of intangible assets listed in paragraph A-14 of SFAS No. 141, including marketing-based, artistic-based, contract-based, customer-based, and technology-based intangible assets and concluded that it had intangible assets solely in the customer-based category. Within that category, the Company identified intangible assets in two sub-categories, namely, customer relationships and sales backlog. These identifiable intangible assets were valued using a discounted cash flow analysis, with a discount rate representing the Company’s estimated weighted average cost of capital associated with financing assets of this nature. The amortization period of each category of asset is reflective of the asset’s estimated respective useful life. For the year ended December 31, 2004, the first full year period since its emergence from bankruptcy in December 2003, management of the Company is unaware of any assumption involved in the valuation of the identifiable intangible assets that

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

materially differs from business conditions following the completion of the valuation.

8.	As a related matter, we see on pages F-14, F-24, and F-33 that you engaged the services of an independent third party to perform a valuation analysis of your estimated reorganization equity value and intangible assets for purposes of fresh-start accounting allocations. Please note that references to an independent expert will require you to include the expert’s consent in any registration statement you file. See Item 601(b) of Regulations S-K. In future filings, we will not object if you delete the reference and attribute the ultimate responsibility of the valuation analysis to management.

Response

In future filings, the Company will delete the references to the independent third party having performed a valuation analysis and will attribute the ultimate responsibility of the valuation analysis to management.

Note 18 – Restructuring and Other Related Charges, page F-45

9.	We see your restructuring charge disclosures. However, in future filings present in tabular format the roll forward of your restructuring charges and accruals pursuant to paragraph 20(b)(2) of SFAS 146. The tabular analysis should be a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense, costs paid or otherwise settled, and any adjustments to the liability with an explanation of the reason(s).

Response

The Company confirms to the Staff that the Company will present in tabular format the roll forward of its restructuring charges and accruals pursuant to paragraph 20(b)(2) of SFAS 146 in its future filings under the Exchange Act.

10.	As a related matter, expand MD&A in future filings to present detailed disclosures about expected and actual cost savings from restructuring activities. Refer to the disclosure guidance from SAB Topic 5-P.

Response

The Company confirms to the Staff that the Company will expand the section entitled “Management’s Discussion and Analysis of Financial Condition and

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

Results of Operations” in its future filings under the Exchange Act to present more detailed disclosures about expected and actual cost savings from restructuring activities as contemplated by SAB Topic 5-P.

Note 25 – Goodwill and Intangibles, page F-50

11.	Please tell us and disclose in future filings when the annual goodwill impairment test for 2004 was performed, the results of the test, and the number of reporting units used in the impairment test in accordance with FAS 142.

Response

The Company confirms to the Staff that the Company performs its annual impairment test of goodwill in the fourth quarter of each year. Additionally, the Company reviews the carrying amount of goodwill whenever events and circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that goodwill will not be fully recoverable, the carrying value is reduced to estimated fair market value. Prior to the discontinued operation of DDi Europe, the Company had two reporting units for purposes evaluating goodwill. As a result of the deterioration in the Company’s European reporting unit performance, a valuation for DDi Europe was conducted on the September 30, 2004 balance of European goodwill using public company comparables, transactional comparables and discounted cash flow analyses. These valuations indicated that the book value of goodwill for DDi Europe was in excess of its fair value at September 30, 2004. Accordingly, the Company recorded a goodwill impairment charge of $7.3 million in the third quarter of 2004, which represents 100% impairment of DDi Europe goodwill. The Company performed its annual impairment test of goodwill for the North American reporting unit as of December 31, 2004 and noted that no impairment existed.

The Company supplementally confirms that the Company will disclose such information in its future filings under the Exchange Act.

Mr. Russell Mancuso
Mr. Jay Mumford
June 28, 2005

We respectfully request that the Form S-3 be reviewed as expeditiously as possible so that the Company may commence the rights offering. Please direct any questions or comments regarding the foregoing to the undersigned at (714) 668-6210.

Sincerely,

/s/ John F. Della Grotta

John F. Della Grotta
of Paul, Hastings, Janofsky & Walker LLP

cc:	Timothy J. Donnelly, Esq. Jon Tyras, Esq.

Courtesy Copies Hand Delivered to:	Russell Mancuso, Esq.
Jay Mumford, Esq.
Robyn Manos, Esq.
Patrick Enunwaonye
Lynn Dicker

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